Media Release

For Immediate Release

Vantage Signs S&P Agreement to Acquire 28.6% of Pacific Internet

SINGAPORE, September 30, 2005 – Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet”), the largest telco-independent Internet Communications Service Provider in Asia-Pacific in terms of geographic reach, today confirmed that Vantage Corporation Limited (“Vantage”), has entered into a sale and purchase agreement with Kingsville Capital Limited (“Kingsville”) to purchase its entire equity interest in PacNet, amounting to 28.6% of the Company’s outstanding shares.

The proposed agreement would result in an aggregate price of US$30.5 million for the 3.83 million PacNet shares.

PacNet Chairman Bien Kiat Tan commented, “We welcome the possibility of working with the new shareholders. Vantage had stated that the PacNet acquisition is a worthwhile opportunity to invest in a profitable business venture. The premium price for the consideration reflects Vantage’s confidence in PacNet’s business model and market growth opportunities. The Company has initiated its wireless infrastructure rollout in Singapore and continues to enhance its offerings in the areas of voice, security, mobility and collaboration across the region.”

PacNet does not anticipate any change to its business strategy, operations and established management team as a result of this transaction.

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Editor’s Note:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For further information visit www.pacnet.com

For further information:

Investor & Media Contacts:
Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 x211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.